Exhibit 3.2

[LETTERHEAD OF CARLTON FIELDS]

February 15, 2006

Citigroup Global Markets Inc.

Structured Portfolio Group

153 East 53rd Street, 25th Floor

New York, New York 10022

Re:	Tax Exempt Securities Trust
Florida Trust 142
(SEC Registration No. 333-127298)

Gentlemen:

We have acted as special Florida counsel to you as sponsor (the “Sponsor”) of the Tax Exempt Securities Trust, Florida Trust 142 (the “Florida Trust”) in connection with the issuance by the Florida Trust of units of fractional undivided interests in the Florida Trust. In that connection, you have requested our opinion as to the application of Florida state and local taxes to the Florida Trust and to investors who purchase units (“Units”) in the Florida Trust.

We have examined the Preliminary prospectus for the current Series filed with the Securities and Exchange Commission on August 8, 2005. We have also examined the Trust Indenture and Agreement among Citigroup Global Markets Inc. as Sponsor, The Bank of New York as trustee (“Trustee”), and Standard & Poor’s Securities Evaluations, Inc., a subsidiary of The McGraw-Hill Companies, Inc., as evaluator (“Evaluator”), dated July 28, 2005, and we have examined a copy of the draft Reference Trust Agreement dated February 15, 2006, among the Sponsor, the Trustee, and the Evaluator.

In rendering our opinion, you have authorized us to rely upon the information and opinions contained in the documents listed in the preceding paragraph. You have also authorized us to assume that the assets of the Florida Trust will consist solely of obligations of the State of Florida and its political subdivisions, bonds issued by the government of Puerto Rico, the government of Guam, or the government of the United States Virgin Islands, or cash.

The obligations described in the preceding sentence are collectively referred to as the “Bonds.”

The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

February 15, 2006

Non-Corporate Unit holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Unit holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Unit holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than “non-business income” as defined by Chapter 220.

Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

Neither the Bonds nor the Units will be subject to Florida ad valorem property tax or Florida sales or use tax.

Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

Neither the issuance and sale of the Units by the Florida Trust nor the transfer of Units by a Unit holder will subject either the Florida Trust or the Unit holders to Florida documentary stamp tax.

For the purposes of the foregoing opinion, the following terms have the following meanings:

(a)    “Non-Corporate Unit holder” — a Unit holder of the Florida Trust who is an individual not subject to the Florida state income tax on corporations, under Chapter 220, Florida Statutes (“Chapter 220”).

(b)    “Corporate Unit holder” — a Unit holder of the Florida Trust that is a corporation subject to the Florida state income tax on corporations under Chapter 220.

This letter is limited to the law in effect as of the date hereof, and we assume no responsibility for changes in the law that may become effective subsequent to the date hereof. Furthermore, this letter is not to be construed as a prediction of a favorable outcome with respect to any issue for which no favorable prediction is made herein, or as a guaranty of any tax result, or as offering a guaranty that a Florida state or local taxing authority might not differ with our conclusions, or raise other questions or issues upon audit, or that such action may not be judicially sustained.

We have not examined any of the Bonds to be deposited in and held by the Florida Trust, and we express no opinion as to whether the interest on any such Bonds would, in fact, be tax exempt if directly received by a Unit holder; nor have we made any review of the proceedings relating to the issuance of the Bonds or the basis for the bond counsel opinions referred to herein.

February 15, 2006

We hereby consent to the use of our name under the captions “Florida Taxes” in the prospectus comprising a part of the above-referenced Registration Statement and we consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours, CARLTON FIELDS, P.A.

By:	/S/ DAVID P. BURKE

DAVID P. BURKE

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